LEHMAN BROTHERS INCOME FUNDS
                                 INVESTOR CLASS
                            ADMINISTRATION AGREEMENT

                                   SCHEDULE A


     The Investor Class of the Series of Lehman Brothers Income Funds currently subject to this Agreement are as follows:




Lehman Brothers California Tax-Free Money Fund
Lehman Brothers High Income Bond Fund
Lehman Brothers Municipal Money Fund
Lehman Brothers Municipal Securities Trust
Lehman Brothers New York Municipal Money Fund
Lehman Brothers Short Duration Bond Fund
Neuberger Berman Cash Reserves
Neuberger Berman Government Money Fund





Date: September 15, 2007

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                          LEHMAN BROTHERS INCOME FUNDS
                                 INVESTOR CLASS
                            ADMINISTRATION AGREEMENT

                                   SCHEDULE B

     Compensation pursuant to Paragraph 3 of the Lehman Brothers Income Funds Investor Class Administration Agreement shall be:

     (1) For the services provided to the Trust or to each Series without regard to class, 0.06% per annum of the average daily net assets of the Investor Class of each Series;

     (2) For the services provided to the Investor Class of a Series and its shareholders (including amounts paid to third parties), 0.21% per annum of the average daily net assets of the Investor Class of said Series; plus in each case

     (3) Certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communication, subject to the prior approval of an annual budget by the Trust's Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management Inc., and periodic reports to the Board of Trustees on actual expenses.



Date:  June 1, 2007